UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 25	OMB APPROVAL
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NOTIFICATION OF REMOVAL FROM LISTING AND/OR
REGISTRATION UNDER SECTION 12(b) OF THE
SECURITIES EXCHANGE ACT OF 1934.

Commission File Numbers: 001-34066; 001-34067

PrivateBancorp Capital Trust IV

PrivateBancorp, Inc.

(The Nasdaq Stock Market)

(Exact name of Issuer as specified in its charter, and name of Exchange where security is listed and/or registered)

120 S. LaSalle Street, Chicago, IL 60603

(Address, including zip code, and telephone number, including area code, of Issuer’s principal executive offices)

10.00% Trust Preferred Securities of PrivateBancorp Capital Trust IV

(and related guarantee of PrivateBancorp, Inc.)

(Description of class of securities)

Please place an X in the box to designate the rule provision relied upon to strike the class of securities from listing and registration:

☐            17 CFR 240.12d2-2(a)(1)

☐            17 CFR 240.12d2-2(a)(2)

☐            17 CFR 240.12d2-2(a)(3)

☐            17 CFR 240.12d2-2(a)(4)

☐            Pursuant to 17 CFR 240.12d2-2(b), the Exchange has complied with its rules to strike the class of securities from listing and/or withdraw registration on the Exchange.(1)

☒          Pursuant to 17 CFR 240.12d2-2(c), the Issuer has complied with the rules of the Exchange and the requirements of 17 CFR 240.12d2-2(c) governing the voluntary withdrawal of the class of securities from listing and registration on the Exchange.

Pursuant to the requirements of the Securities Exchange Act of 1934, PrivateBancorp Capital Trust IV and PrivateBancorp, Inc. each certifies that it has reasonable grounds to believe that it meets all of the requirements for filing the Form 25 and has caused this notification to be signed on its behalf by the undersigned duly authorized person.

PrivateBancorp Capital Trust IV

June 22, 2017	By	/s/Larry D. Richman	Administrative Trustee
Date		Name	Title

PrivateBancorp, Inc.
June 22, 2017	By	/s/Jennifer R. Evans	Executive Vice President, General Counsel and Corporate Secretary
Date		Name	Title

(1) Form 25 and attached Notice will be considered compliance with the provisions of 17 CFR 240.19d-1 as applicable. See General Instructions.

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